Exhibit 99:

On November 10, 2005, the reporting person entered into a prepaid forward contract with an unrelated third party (the "Buyer") related to up to 28,000 shares of Common Stock of the Company.
In exchange for a prepayment of $1,096,480 representing 100% of the price of $39.16 per share, the reporting person has an obligation to make payment of $46,052 on each of November 10, 2006 through 2012. The reporting person also has an obligation to deliver up to 28,000 shares of Common Stock, or the cash equivalent, to Buyer on November 10, 2012 (the "Settlement Date"). The number of shares of Common Stock which the reporting person may be required to deliver on the Settlement Date is determined as follows (the capitalized terms are defined as set forth below):

(i) if the Settlement Price is less than the Floor Price, the reporting person will deliver all 28,000 shares of Common Stock to the Buyer,
(ii) if the Settlement Price is greater than the Floor Price, but less than the Cap Price, the reporting person delivers a number of shares of Common Stock equal to (a) 28,000 multiplied by (b) a fraction equal to (x) the Floor Price divided by (y) the Settlement Price, and
(iii) if the Settlement Price is greater than the Cap Price, the reporting person delivers a number of shares of Common Stock equal to (a) 28,000 multiplied by (b) a fraction equal to (x) the Floor Price plus (the Settlement Price minus the
Cap Price), divided by (y) the Settlement Price.

Settlement Price = the closing price of the Common Stock on the Settlement Date

Floor Price = $39.16
Cap Price = $58.74